                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No.     )*

                           First Fidelity Bancorporation
                                  (Name of Issuer)

                                    Common Stock
                           (Title of Class of Securities)

                                    320195-10-0
                                   (CUSIP Number)

                         William J. Henrich, Jr., Esq.,
                      Dilworth, Paxson, Kalish & Kauffman
        3200 Mellon Bank Center, 1735 Market Street, Philadelphia, PA 19103
                                   (215) 575-7080
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                 October 26, 1994
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note:   Six  copies  of  this statement, including all  exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          SEC 1746 (9-88)  Page 1 of 2

                                    SCHEDULE 13D

          CUSIP No. 320195-10-0                    Page  2   of   2   Pages
                   --------------                      -----    -----

          1.   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Walter H. Annenberg
               Social Security Number:  ###-##-####
          -------------------------------------------------------------------
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) | |
                                                                    (b) |X|
          -------------------------------------------------------------------
          3.   SEC USE ONLY

          -------------------------------------------------------------------
          4.   SOURCE OF FUNDS*

               BK, 00
               The shares held by the Reporting Person were purchased from borrowed funds. The shares held by each other Holder were purchased from such Holder's funds
          -------------------------------------------------------------------
          5.   CHECK BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDING IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           | |

          -------------------------------------------------------------------
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
          -------------------------------------------------------------------
                              7.   SOLE VOTING POWER
           NUMBER OF
             SHARES                4,650,000 Shares
          BENEFICIALLY        -----------------------------------------------
            OWNED BY          8.   SHARED VOTING POWER
              EACH
            REPORTING                  2,500 Shares
             PERSON           -----------------------------------------------
              WITH            9.   SOLE DISPOSITIVE POWER

                                   4,650,000 Shares
                              -----------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                       2,500 Shares
          -------------------------------------------------------------------
          11.  AGGREGATE  AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               4,652,500 Shares
          -------------------------------------------------------------------
          12.  CHECK  BOX IF THE AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
               CERTAIN SHARES*                                          | |

          -------------------------------------------------------------------
          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.7%
          -------------------------------------------------------------------
          14.  TYPE OF REPORTING PERSON*

               IN
          -------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           STATEMENT ON SCHEDULE 13D

Item 1.  Security and Issuer

         This Statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $1.00 per share (the "Common Stock"), of First Fidelity Bancorporation (the "Issuer"). The principal executive offices of the Issuer are located at 550 Broad Street, Newark, New Jersey 07102.

Item 2.  Identity and Background

         Set forth below is certain information concerning the natural person filing this Statement (the "Reporting Person"):

                 (a)       Name:   Walter H. Annenberg
                 (b)       Business Address:
                              St. Davids Center, Suite A-200
                              150 Radnor-Chester Road
                              St. Davids, PA 19087
                 (c)       Principal Occupation:
                           Private foundation executive, private investor and trustee
                 (d),  (e) Legal  Proceedings:  During the last five  years, the Reporting Person: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and
                           (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f) Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock reported in this Statement are variously held by the Reporting Person and others (the Reporting Person and such others being referred to collectively as the "Holders") as set forth in the following table, which also sets forth the total purchase price for such shares paid by the Reporting Person and such others.

                                                                  Total Purchase
     Holder                                 No. of Shares             Price*
     ------                                 -------------         --------------
Walter H. Annenberg                             1,850,000           $ 82,912,450
(the Reporting Person)

Leonore Annenberg                                   2,500                116,875

The Annenberg Foundation                        2,800,000            123,780,363
                                             ------------         --------------
                                                4,652,500 shares    $206,809,688
                                             ============         ==============

*  Does not include brokers' commissions.

         The shares held by the Reporting Person were purchased from funds borrowed from a national bank (which is not an affiliate of the Issuer) under a line of credit in the aggregate amount of $350,000,000. Outstanding principal bears interest at the Money Market Rate negotiated by the lender and the Reporting Person from time to time. Interest is payable as billed. All amounts outstanding under the line of credit are generally payable within sixty (60) days after demand for payment.

         The shares held by each other Holder were purchased with such Holder's funds.

Item 4.  Purpose of Transaction

         The shares of Common Stock reported in this Statement were in all cases purchased solely for the investment purposes of the respective Holders. Although neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other Holders has any contract or agreement to purchase shares of Common Stock from any person, the Reporting Person and Holders may purchase additional shares from time to time for investment if shares are available at prices considered by the respective Holders to be favorable. The Reporting Person anticipates that any such additional purchases would be made in open market brokerage transactions. The Reporting Person anticipates that whether any of the Holders purchases additional shares and, if so, the number of shares to be purchased by such Holder, will depend upon a variety of factors, including, among others, the market price of the shares, market conditions, availability of funds, evaluation of alternative investments and the need of funds for other purposes.

         Except as described in this Statement, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the other Holders presently has any plans or proposals which would relate to or would result in any of the following:

        (a) the acquisition by any person of additional securitites of the Issuer, or the disposition of securities of the Issuer;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

        (e) any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

        (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a) As of the close of business on November 4, 1994, the Reporting Person beneficially owned a total of 4,652,500 shares of Common Stock (as determined in accordance with Rule 13d-3 under the Exchange Act). Such shares constituted approximately 5.7% of the 81,839,043 shares of Common Stock outstanding on September 30, 1994 (as publicly reported by the Issuer). Such shares respectively are held by the Holders as follows:

                                                                          Percentage of
                                                                           Outstanding
         Holder                                     No. of Shares            Shares
         ------                                     -------------         -------------
Walter H. Annenberg                                     1,850,000                   2.3%
(Reporting Person)

Leonore Annenberg                                           2,500                    (1)

The Annenberg Foundation                                2,800,000                   3.4

                                                    -------------         -------------
                                                        4,652,500 shares            5.7%
                                                    =============         =============

- -----------
(1)  Less than one-tenth of one percent.


         Set forth below is certain information regarding each of the Holders in addition to the Reporting Person.

         1. Leonore Annenberg is the Reporting Person's wife. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by her.

         2. The Annenberg Foundation (the "Foundation") is a Pennsylvania nonprofit stock corporation whose sole shareholder is the Reporting Person. The Reporting Person is also sole Director, Chairman and President of the Foundation.

         (b) In his capacity as sole Director, Chairman and President of the Foundation referred to in Item 5(a) above, the Reporting Person has sole power to vote, or to direct the vote of, and to dispose of or to direct the disposition of, all shares of Common Stock reported in this Statement as held by him and by the Foundation.

         (c) The following table sets forth all transactions in the Common Stock that were effected during the past sixty days by the persons named in response to paragraph (a) of this Item 5:

                                       Purchase                 No. of          Price Per
         Holder                      (Sale) Date                Shares           Share*
         ------                      -----------                ------          --------
         Reporting                   09/07/94                   (2,400)          45.000
         Person                      09/14/94                 (197,600)          44.625
                                     10/18/94                   20,000           43.875
                                     10/19/94                   30,000           44.500



         The Annenberg Foundation    10/20/94                   13,300           44.125
                                     10/20/94                   63,400           44.250
                                     10/21/94                   16,000           43.625
                                     10/21/94                   14,300           43.750
                                     10/21/94                    8,500           43.875
                                     10/21/94                   11,700           44.000
                                     10/21/94                   16,000           44.250
                                     10/21/94                   16,000           44.375
                                     10/21/94                   68,900           44.500
                                     10/24/94                    9,500           43.875
                                     10/24/94                   44,100           44.000
                                     10/24/94                   25,000           44.500
                                     10/24/94                    1,800           44.625
                                     10/24/94                   28,300           44.750
                                     10/25/94                   75,000           43.750
                                     10/26/94                    6,100           43.750
                                     10/26/94                   10,400           44.000
                                     10/26/94                  121,700           44.250
                                     10/26/94                   25,200           44.625
                                     10/27/94                    9,100           44.375
                                     10/27/94                   42,200           44.500
                                     10/28/94                   10,000           44.750
                                     10/28/94                   11,400           44.875
                                     10/28/94                    5,700           45.000
                                     10/28/94                    6,400           45.250
                                     10/31/94                    1,100           44.875
                                     10/31/94                   63,900           45.000
                                     11/01/94                    8,600           44.375
                                     11/01/94                   58,400           44.500
                                     11/01/94                   38,600           44.625
                                     11/01/94                    4,500           44.750

                                     Purchase                  No. of            Price Per
         Holder                    (Sale) Date                 Shares              Share*
         ------                    -----------                 ------            ---------
         The Annenberg Foundation    11/02/94                   38,400           44.625
                 (continued)         11/02/94                   38,700           44.750
                                     11/03/94                    1,900           44.750
                                     11/03/94                   18,500           44.875
                                     11/03/94                   17,400           45.000
                                     11/04/94                      900           44.875
                                     11/04/94                   61,900           45.000
                                     11/04/94                   37,200           45.125

         Various Family Trusts **    10/05/94                   (2,000)          40.750

*  Does not include brokers' commission.

** The Reporting Person is the sole trustee of various family Trusts for the benefit of certain of his nephews and nieces. These Trusts are not now the holders of any shares of Common Stock although they have had sale transactions, as listed above, in the Common Stock during the past sixty days.


All such transactions were effected in open market transactions on the New York Stock Exchange.


         (d) The Reporting Person has the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock reported herein as held by the Reporting Person.


             Leonore Annenberg has the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock reported herein as held by her.


             The Foundation has the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held by it. The Foundation makes charitable grants to public charities and, in limited instances, to other private foundations, and activities involving educational programs.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The following sets forth information regarding relationships among the persons and entities listed in Item 5(a) as holders of shares of Common Stock of the Issuer. The Reporting Person is sole shareholder, Director, Chairman and President of the Foundation and, in those capacities, has sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, the shares of Common Stock held by the Foundation. Leonore Annenberg is the Reporting Person's wife. In addition the Reporting Person is the sole trustee of various family Trusts referred to in Item 5(c) and, in that capacity, had sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, the shares of Common Stock sold by such Trusts.


         Except as described above in this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Person, any Holder, and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be filed as Exhibits


         (a) Letter Agreement dated March 11, 1994 for line of credit and Committed Line of Credit Note.

                              SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                                    ----------------------------
Dated:  November 7, 1994                            Walter H. Annenberg

                                 EXHIBIT INDEX



                                                                   Page No. in
                                                                    Sequential
 Exhibit No.                       Exhibit                           Numbering
 -----------                       -------                         -----------

 7                                 Letter Agreement dated
                                   March 11, 1994 for line of
                                   credit and Committed Line of
                                   Credit Note                          12